December 22, 2009

VIA EDGAR

Mr. Geoff Kruczek
Senior Attorney
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Guided Therapeutics, Inc.
Preliminary Proxy Statement on Schedule 14A
Amended November 18, 2009
Form 10-K/A1 for the Fiscal Year Ended December 31, 2008
Filed July 28, 2009
Form 10-Q for the Quarter Ended September 30, 2009
Filed November 12, 2009
File No. 000-22179

Dear Mr. Kruczek:

On behalf of Guided Therapeutics, Inc. (the “Company”), please find below responses to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated December 2, 2009 (the “Comment Letter”) concerning the above-referenced Preliminary Proxy Statement, Form 10-K/A1, and Form 10-Q. For your convenience, we have set out the text of the comments from the Comment Letter, followed in each case by the response.

Preliminary Proxy Statement on Schedule 14A

Share Ownership . . . , page 5

1.
We note your response to prior comment [14]; however, if your affiliates have not yet received the securities to be issued in the reclassification, then it is unclear why your table indicates that such securities are beneficially owned by them. It is also unclear from your revisions how the current securities holdings of your affiliates will change as a result of the reclassification. Therefore, we reissue prior comment [14].

RESPONSE: We have revised our disclosure in accordance with the Staff’s comment.

5835 Peachtree Corners East  ♦  Suite D  ♦  Norcross, GA   30092
Phone:  770/242-8723     FAX:  770-242-8639

Proposal No. 2: Approval of an Amendment . . . , page 9

Background, page 9

2.
Refer to our prior comment 1. We noted your response indicated the shares of common stock and warrants to be issued in accordance with the reclassification will be newly issued. We also noted “The warrants issued will be recorded at the fair value of the equity instruments issued, in accordance with (FASB) ASC 505-50-30”. While we do not object to your assertion that the warrants should be recorded at their fair value, we do not believe the referenced guidance (FASB ASC 505-50-30) is applicable since it applies to transactions that involve the issuance or receipt of equity instruments in exchange for goods or services with nonemployees. Please address the following with respect to this transaction:

•	Provide us with a detail analysis how you will account for the warrants.

•
Provide us with your consideration of how the guidance at FASB ASC 260-10-S99-2 and 470-20-40-16 (for reference also see related pre-Codification guidance at EITF D-42) impacts your accounting requirements. We note that the warrants to be issued in the transaction appear to provide the current series A preferred shareholders with substantial additional consideration that could encourage them to promptly convert (reclassify) their shares to your common stock.

•	Provide us with the accounting entries you will make in connection with the reclassification.

RESPONSE: On the date of issuance, the warrants will be recorded at their fair value as determined using the Black-Scholes valuation model.  Please refer to our response to Staff comment 5 for a detailed analysis of how the Company will account for the warrants.
We believe that the warrants represent consideration given for the purpose of inducing conversion, or “reclassification,” of the series A preferred stock into common stock under ASC 260-10-S99-2 and ASC 470-20-40-13 through 16.  ASC 470-20-40-13 indicates that this guidance applies to conversions that both:

1)
“Occur pursuant to changed conversion privileges that are exercisable only for a limited period of time.”  The conversion privileges will change with the issuance of the warrants (ASC 470-20-40-15b).  Moreover, the offer is being made by proxy and is only available for a limited period of time.

2)
“Include the issuance of all the equity securities issuable pursuant to conversion privileges included in the terms of the debt at issuance for each debt instrument that is converted, regardless of the party that initiates the offer or whether the offer relates to all debt holders.”  The series A preferred shareholders will receive such number of shares of common stock into which the series A preferred stock is currently convertible under the terms of the series A preferred stock as set forth in the Company’s charter.

If the shareholder proposal is passed and the series A preferred stock is reclassified into common stock (effectively a conversion), the expense associated with the warrants will be treated as a preferred dividend and deducted from retained earnings.  We agree that the guidance in ASC 260-10-S99-2 applies in this situation.  Therefore, the excess of (1) the fair value of all securities and other consideration (the warrants and common stock) transferred by the Company to the holders of the series A preferred stock over (2) the fair value of securities issuable pursuant to the original conversion terms (the common stock) will be subtracted from net income to arrive at net income available to common stockholders in the calculation of earnings per share.  Since the series A preferred shareholders will receive the same number of shares of common stock in the reclassification into which the series A preferred stock is currently convertible, the excess value is attributed solely to the warrants.
As a result of the above analysis, we will report the reclassification of our series A preferred stock into common stock as an induced conversion.  We will disclose the accounting treatment of the above in future filings.

The accounting entries that will be made in connection with the reclassification of our series A preferred stock into common stock are as follows:

(In thousands, except share and per share amounts)
Entry (1) to record the conversion of 287,876 shares of series A preferred stock and accrued dividends into 9,121,729 shares of common stock.  See series A conversion table.

	Debit	Credit
Series A preferred stock	2,725
Series A dividends payable	1,778
Common stock		9
Additional paid-in capital		4,494

Entry (2) to record the issuance of warrants to purchase common stock, the value of which will be determined at the date of issuance.

	Debit	Credit
Retained Deficit	$x,xxx
APIC		$x,xxx

3.
Please expand your response to prior comment 2 to clarify how the instruction you cite is applicable to the reclassification. It is unclear why you characterize the reclassification merely as “the issuance of common stock,” given your disclosure regarding the nature of the transaction, including that the holders of your outstanding preferred shares and 2007 notes will no longer hold those securities after the reclassification. It is similarly unclear how you concluded that the information required by Item 13 is immaterial, given your disclosure on page 9 regarding the elimination of “substantial debt” if the reclassification is approved.

RESPONSE: Rather than continue to expand and clarify our response to prior comment 2, we have determined to furnish the financial and other information specified in Item 13 of Schedule 14A under the Exchange Act, as requested by the Staff.

4.	Regarding your response to comment 4:

•
It remains unclear what impact, if any, your “past due” notes described in your Form 10-Q for the period ended September 30, 2009 had on your decision to simplify your capital structure. Therefore, we reissue that part of prior comment 4;

•
If the reclassification is simply another step you believe is necessary to simplify your capital structure and you have already taken steps toward that end, please disclose the previous steps and how those steps relate to this proposal. For example, we note from your Form 8-K filed September 4, 2009 and response to prior comment 11 that all of your outstanding notes have been converted to one class. We also note from your response to prior comment 8 that, after all notes were converted to a single class, the agreement governing that class was amended to provide for an automatic conversion feature; and

•
We note the disclosure regarding how the material terms of the plan were determined. Expand to clarify how you determined to issue warrants to the preferred stockholders, the number of warrants you would issue, and reduce the exercise prices of the warrants held by the noteholders. Also, if you discussed these terms with your security holders, please disclose the nature and extent of those discussions.

RESPONSE: With regard to the “past due” notes described in the first bullet point of the Staff’s comment, because those notes are our unsecured obligations, they had no impact on our decision to simplify our capital structure, and thus we do not believe any disclosure regarding those notes would be material to our stockholders when considering the reclassification.

With regard to the “previous steps” referred to in the second bullet point of the Staff’s comment, we note that conversion in Summer 2009 of the notes issued in 2008 (the “2008 Notes”) into 2007 Notes was a standalone transaction intended to refinance a substantial portion of our then-outstanding indebtedness, not as part of our current plan to simply our overall capital structure. As disclosed in our prior filings with the Commission, pursuant to the Summer 2009 refinancing, the holders of the 2008 Notes agreed, among other things, to a reduction in principal and interest in exchange for conversion of their 2008 Notes into 2007 Notes. As described below, the current plan designed to simplify our capital structure was initiated by the holders of the series A preferred stock, not the holders of our 2007 Notes or 2008 Notes, and commenced after completion of the Summer 2009 refinancing. Thus, we do not believe that disclosure regarding the conversion of the 2008 Notes into 2007 Notes is relevant to our stockholders when considering the reclassification.

We have revised our disclosure under the caption “—Background” to address the third bullet point of the Staff’s comment, to detail the discussions between management and certain holders of the series A preferred stock and the noteholders regarding the recapitalization plan.

The Warrants, page 10

5.
Refer to our prior comments 5 and 16. We noted your response indicated “(you) believe the provisions inherent in (FASB) ASC Topic 815 do not have any impact on this transaction. Per ASC 815-10-15 paragraph 13, contracts which involve an entity’s own equity are not included under the scope of ASC 815. . .”. We do not believe the guidance you referenced precludes FASB ASC 815 from being applicable accounting guidance for your warrants. We note the guidance you reference refers to “certain” contracts involving an entity’s own equity which we do not believe contemplates warrants. As previously requested, please provide us with an analysis of the impact of the guidance at FASB ASC 815 on how you will value, present and account for the warrants to be issued in the reclassification. Note your response should address the following:

•
whether the freestanding warrants are derivatives that need to be accounted for at fair value with changes in fair value recorded in earnings under FASB ASC 815-10-15-13 through 15-139 (also see related pre-Codification guidance at paragraphs 6 to 9 of FAS 133) and

•
whether any of the freestanding warrants that meet the definition of a derivative qualify for the scope exception outlined at FASB ASC 815-10-15-74 (for reference also see related pre-Codification guidance at paragraph 11(a) of FAS 133). Please include an analysis in your response of whether the warrants would be included in stockholders’ equity under FASB ASC 815 (also see related pre-Codification guidance at EITF 00-19).

RESPONSE: In clarifying our previous response regarding the accounting for the warrants, we agree that the warrants are a derivative instrument under Topic 815, but we believe the warrants qualify for a scope exception under ASC 815-10-15-74(a). ASC 815-10-15-74(a) states that contracts issued by the reporting entity that are (a) indexed to its own stock and (b) classified in stockholders’ equity are not derivative instruments for purposes of Subtopic 815-10.

We considered whether the warrants are considered indexed to our common stock by following the two-step approach outlined in ASC 815-40-15-7 under which we evaluated (a) any contingent exercise provisions of the warrants and (b) the warrants’ settlement provisions. Since the warrants do not have any contingent exercise provisions and the exercise price and number of shares are fixed and not subject to adjustment (except for stock splits or similar items that affect all shareholders equally), we believe the warrants are considered indexed to our common stock.

We then considered whether the warrants should be classified in stockholders’ equity by applying the guidance in ASC 815-40-25. Since the warrants require physical settlement, they are considered equity instruments and will be properly classified in stockholders’ equity upon issuance. We considered the additional conditions listed in ASC 815-40-25-10 (and originally EITF 00-19) that are necessary for equity classification and concluded that these additional criteria were met. Specifically:

•	settlement is permitted in unregistered shares;

•	we have sufficient authorized and unissued shares to settle the warrant contracts;

•	the contracts contain an explicit share limit (shares are fixed);

•	no cash payments are required if we fail to make timely filings with the SEC;

•	there are no cash “top-off” or make-whole provisions;

•	there are no provisions in the warrant that indicate the warrant holders have rights that rank higher than those of a holder of common stock (the stock underlying the contract); and

•	there is no requirement in the warrant contract to post collateral at any point for any reason.

We acknowledge that Item 1.3 of Annex 1 of the Form of Warrant contained in the proxy statement states that cash will be paid in lieu of fractional shares; however, since the warrant can only be physically settled as indicated by Item 1.1 and Item 1 in its entirety, there will be no fractional shares and no cash paid by the Company upon settlement.

As a result of the above analysis, we believe that the warrants should be classified in equity after being recorded initially at fair value. Subsequent changes in the fair value of the warrants will not be recorded.

Treatment of the 2007 Notes in the Recapitalization Plan, page 11

6.
We note your response to prior comment 8. Given that you previously filed the original agreement governing the 2007 Notes, please also file the amended version of that agreement with your next applicable Exchange Act filing. Also disclose the reasons for seeking and obtaining the amendment that added the automatic conversion feature.

RESPONSE: We will file the amended version of the loan agreement governing the 2007 Notes with our next applicable Exchange Act filing. We have revised the disclosure under the caption “—Treatment of the 2007 Notes in the Recapitalization Plan” to provide the reasons for seeking and obtaining the amendment that added the automatic conversion feature.

Effects of the Recapitalization Plan, page 12

7.
Refer to our prior comment 10. Please quantify for us the pro forma impact on your financial statements of proposal No. 2’s approval. As previously requested, please revise the filing to provide pro forma financial information that gives effect to any material impact (including the pending change in dollar amounts of your capital structure and earnings or loss per share) that will result from approval of the proposal. Refer to Article 11 of Regulation S-X for guidance.

RESPONSE: We have supplemented our disclosure with pro forma financial information that gives effect to the material impact (including the pending change in dollar amounts of your capital structure and earnings or loss per share) that will result from approval of the proposal, in accordance with the Staff’s comment.

8.
We note your response to comment 12; however, you disclose on page 11 of your Form 10-Q for the quarterly period ended September 30, 2009 that you have [25,784,848] warrants outstanding as of September 30, 2009. Please reconcile this amount with your table on page 12 of your proxy statement.

RESPONSE: We have revised the table under the caption “—Effects of the Recapitalization Plan” to provide additional detail regarding the warrants that is reconcilable with the 25,784,848 warrants reported as outstanding as of September 30, 2009 on page 11 of our Form 10-Q for the quarterly period ended September 30, 2009.

Proposal No. 4, page 17

Leased Employees, page 17

9.	We note that UHY leased auditing staff who were full time, permanent employees of Advisors that performed both auditing and non-auditing services. Please tell us the following:

•	Define what you mean by “Advisors” and revise this filing to explain the term.

•	Also explain your relationship, if any, with the aforementioned Advisors.

•
Further, please have your accountant (UHY) explain to us the nature of the non-auditing services that UHY’s partners are providing to you using the aforementioned Advisors’ employees and have UHY confirm their arrangement with Advisors (including the use of their employees) meets PCAOB’s auditing and related professional standards.

RESPONSE: The paragraph regarding “Leased Employees” contained in Proposal No. 4 of the Company’s preliminary proxy statement is included to comply with the requirements of Item 9(e)(6) of Schedule 14A.  The language used in the paragraph failed to properly define “Advisors” as UHY Advisors, Inc. and its subsidiary entities (collectively “UHY Advisors”).  The firm of UHY LLP acts as the Company’s principal independent registered public accounting firm. UHY LLP provides attest services in an alternative practice structure with UHY Advisors.  UHY LLP and UHY Advisors are independent of the Company and apply their independence policies strictly to both entities as though they are one firm for independence purposes.  The paragraph should have read as follows:

“Through and as of July 23, 2009, UHY had a continuing relationship with UHY Advisors, Inc. and certain of its wholly-owned subsidiary entities (collectively “UHY Advisors”) from which it leased auditing staff who were full time, permanent employees of UHY Advisors and through which UHY’s partners provide non-audit services.  UHY has only a few full time employees.  Therefore, few, if any, of the audit services performed were provided by full-time, permanent employees of UHY.  UHY manages and supervises the audit services and audit staff, and is exclusively responsible for the opinion rendered in connection with its examination.”

Neither UHY LLP nor UHY Advisors provided any non-audit services to the Company in 2008 and 2007, which is properly disclosed in the preliminary proxy statement.  UHY has confirmed to us that their arrangement with UHY Advisors meets the auditing and professional standards of the PCAOB.

We have revised the disclosure regarding UHY LLP accordingly.

Director Compensation, page 19

10.
Please expand your revisions added in response to prior comment 15 to disclose by footnote the assumptions made in the valuation of the option awards you reported. See Instruction to Item 402(n) (2) (v) and (vi), made applicable by Instruction to Item 402(r). Also tell us, with a view toward disclosure, why the different numbers appear in the table for your directors, given that the paragraph preceding the table indicates that all of your directors receive the same amount of compensation.

RESPONSE: We have revised our disclosure under the caption “—Director Compensation” in accordance with the Staff’s comments.

Form 10-K/A1 for the Fiscal Year Ended December 31, 2008

Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

4. Stockholders’ Equity

Warrants

11.
Refer to our prior comment 16. Please note the matters outlined in our reissued prior comment 5 when you revise your future filings to clearly disclose how the accounting and presentation for your warrants complies with FASB ASC Topic 815 (also see SFAS 133 and EITF 00-19).

RESPONSE: We will revise future filings to clearly disclose how the accounting and presentation for the warrants complies with FASB ASC Topic 815. See also our response to Staff comment 5.

Form 10-Q for the Quarter Ended September 30, 2009

Financial Statements, page 3

Notes to Condensed Consolidated Financial Statements, page 6

12.
We see you included references to legacy U.S. GAAP in the notes to your financial statements. When preparing future filings please note that financial statements for interim and annual periods ending after September 15, 2009 should reference the FASB ASC.

RESPONSE: We will reference the FASB ASC in future filings.

13.
Refer to our prior comment 18. As previously requested, please tell us (in detail, please quantify) the impact of your adoption of FSP APB 14-1 (also see FASB ASC 470-20) on your financial statements. Tell us how you complied with the guidance at FASB ASC 470-20-65-1(c) as well as the disclosure requirements at FASB ASC 470-20-50-3 through 6.

RESPONSE: In clarifying our previous response regarding the application of FSP APB 14-1 (ASC Subtopic 470-20), we do not believe this subtopic has a material impact on our financial statements. Paragraph 5 of APB 14-1 states that the guidance of the FSP does not apply to convertible debt instruments that require an issuer’s to provide consideration for a fractional share upon conversion to be settled in cash but that do not otherwise require or permit settlement in cash (or other assets) upon conversion. In accordance with paragraph 2.3 of the loan agreement governing the 2007 Notes, the 2007 Notes are convertible at the election of the noteholder into the number of shares of our common stock equal to the amount being converted divided by $0.65.

Therefore, as the only cash settlements related to the debt instrument are for fractional shares upon conversion of the debt instrument, the provisions of FSP APB 14-1 do not have an impact on our financial statements. Furthermore, since APB 14-1 does not have an impact on our financial statements, the guidance at FASB ASC 470-20-65-1(c) and 470-20-50-3 through 6 are therefore not applicable. We will revise future filings to indicate as such.

* * * * *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (770) 242-8723 in connection with any questions or comments relating to the filings by the Company. Thank you for your attention to this matter.

Sincerely,

/s/ Mark L. Faupel, Ph.D.
Mark L. Faupel, Ph.D.
President and Chief Executive Officer

cc:           John E. Zamer, Esq.